UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number 000-030813

UMeWorld, Limited
(Translation of registrant’s name into English)

31/F, Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 26, 2013, the Registrant’s Articles of Incorporation were amended to include a Chinese translation of the Registrant’s name.

Effective May 22, 2013, the following persons were appointed as officers of the Registrant:

Ruby Hui, Vice President, Corporate Development
Ruby Hui oversees the company’s corporate strategy and business development. Prior to UMeWorld, Ruby Hui was Marketing Manager at New World Development, a multi-billion investment holding company with interests in health care, property development, hotels, infrastructure, telecommunications and retailing in Hong Kong and China. Previously, Ms. Hui was Senior Property Manager at Chinese Estates Holdings Limited, a substantial Chinese investment holding company, based in Hong Kong.

Lawrence Leung, Vice President, Operations
Lawrence Leung is responsible for all aspects of the company’s day-to-day operation. Prior to UMeWorld, Lawrence Leung founded one of the top 10 Bulletin Board Systems (BBS) in China right after he obtained a BSc in Computer Science from Sun Sat Yen University in 1999. Since then, Lawrence has managed 50+ internet development projects for SMEs and Government.

Eason Young, Vice President, Product & Technology
Eason Young is responsible for all aspects of the company's core technology and infrastructure. Prior to UMeWorld, Eason was CTO of Guangzhou Honya Group, an information technology consulting company. Previously, Eason Young was project manager at China Unicom Guangdong branch where he led a team of 30 professionals developing cloud-based products.

Exhibits

Exhibit	Description
99.1	Amended Memorandum and Articles of Association
99.2	Translation Certificate
99.3	Name Change Certificate

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UMeWorld, Limited

May 24, 2013	By:	/s/ Michael Lee
Michael Lee, Chief Executive Officer and Director
(Principal Executive Officer)

3